Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Intercontinental Exchange, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to be Paid	Debt	5.250% Senior Notes due 2031	457(r)	$750,000,000	99.905%	$749,287,500	0.00014760	$110,594.84

Fees Previously Paid	—	—	—	—	—	—	—	—

Carry Forward Securities

Carry Forward Securities	—	—	—	—	—	—	—	—

	Total Offering Amounts					$749,287,500		$110,594.84

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$110,594.84